

Mailstop 4628

February 26, 2018

Via E-mail
Mr. Todd E. Cunfer
Chief Financial Officer
The Simply Good Foods Company
1050 17th Street, Suite 1500
Denver, Colorado 80265

> **Re:** **The Simply Good Foods Company**
> **Form 10-K for the Fiscal Year ended August 26, 2017**
> **Filed November 9, 2017**
> **File No. 1-38115**

Dear Mr. Cunfer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended August 26, 2017

Financial Statements

Note 16 – Segment and Customer Information, page 93

1.   We note you disclose under this heading that revenues from transactions with external customers for each of Atkins' products would be impracticable to disclose.

However, on page 8 you describe a core product portfolio consisting of nutrition bars, ready to drink shakes, snacks and confectionery products marketed under the Atkins and SimplyProtein brand names; and explain that through third-party partnerships, you offer complementary Atkins branded products, including frozen meals, home delivery meals and meal kits. We also note from your Management's Discussion and Analysis on page

Mr. Todd E. Cunfer
The Simply Good Foods Company
February 26, 2018

       46 that changes in product mix were factors contributing to your period- to- period changes in net sales, and that such changes are quantified for certain product groups.

       Given the disclosures about core product portfolio groups and complementary product groups, please expand your disclosure to include revenues for each group of similar products to comply with FASB ASC 280-10-50-40. Please submit the revisions that you propose or explain to us why you believe this would not apply, if this is your view.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

       Sincerely,

       /s/ Karl Hiller

       Karl Hiller
       Branch Chief
       Office of Natural Resources